Pricing Term Sheet

Filed Pursuant to Rule 433

to Preliminary Prospectus dated September 18, 2017

Registration Statement No. 333-204424

Date: September 18, 2017

Allegion US Holding Company Inc.

Issuer:	Allegion US Holding Company Inc.

Guarantor:	Allegion plc

Security:	Unsecured Senior Notes

Ratings(1):	Baa3 / BBB / BBB-

Format:	SEC-Registered

Security Description:	3.200% Senior Notes due 2024 (the “2024 Notes”)	3.550% Senior Notes due 2027 (the “2027 Notes”)

Maturity Date:	October 1, 2024	October 1, 2027

Principal Amount:	$400,000,000	$400,000,000

Gross Proceeds:	$399,776,000	$399,032,000

Net Proceeds (Before Expenses):	$397,276,000	$396,432,000

Coupon:	3.200%	3.550%

Offering Price:	99.944%	99.758%

Yield to Maturity:	3.209%	3.579%

Spread to Treasury:	+115 bps	+135 bps

Benchmark Treasury:	1.875% UST due August 31, 2024	2.250% UST due August 15, 2027

Benchmark Treasury Price and Yield:	98-26 / 2.059%	100-06 / 2.229%

Trade Date:	September 18, 2017

Settlement Date(2):	October 2, 2017 (T+10)

Record Dates:	Every March 15 and September 15 preceding each Interest Payment Date

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, beginning on April 1, 2018

Make-Whole Call:	Make-whole call at T+20 bps prior to August 1, 2024	Make-whole call at T+25 bps prior to July 1, 2027

Par Call:	Beginning on August 1, 2024	Beginning on July 1, 2027

Special Redemption for Taxation Reasons:	Special optional redemption at 100% of principal plus accrued and unpaid interest upon the occurrence of specified tax events described under the caption “Description of the Notes—Redemption for Taxation Reasons” in the Preliminary Prospectus.

Change of Control Repurchase Event Put:	At 101% of principal plus accrued and unpaid interest

Denominations:	$2,000 x $1,000

Bond Identifiers:	CUSIP: 01748N AD6	01748N AE4

	ISIN: US01748NAD66	US01748NAE40

Bookrunners:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co. LLC

Co-Managers:	Fifth Third Securities, Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Additional Changes to Preliminary Prospectus:
The following discussion supplements and supersedes the information contained in the Preliminary Prospectus to the extent inconsistent with such Preliminary Prospectus:
Pro Forma Ratio of Earnings to Fixed Charges:

On a pro forma basis, our ratio of earnings to fixed charges would have been 6.0 for the year ended December 31, 2016 and 7.8 for the six months ended June 30, 2017, after giving effect to the issuance of the 2024 Notes and the 2027 Notes (together, the “Notes) in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds” in the Preliminary Prospectus, and assuming the foregoing transactions had been completed as of the first day of each of the periods mentioned above. These pro forma ratios do not necessarily reflect what our actual ratios of earnings to fixed charges would have been had these transactions occurred as of those dates or predict our ratio of earnings to fixed charges for any future period.

Capitalization:

The following table sets forth Allegion plc’s unaudited cash and capitalization as of June 30, 2017 on a historical basis and on an as adjusted basis to give effect to the Recent Financing Transactions and this offering and the use of proceeds therefrom. The following table replaces the table set forth under “Capitalization” in the Preliminary Prospectus. The information below should not be construed to be indicative of our capitalization or financial condition had the Recent Financing Transactions and this offering and the application of the use of proceeds therefrom been completed on the date assumed. The capitalization table below is not necessarily indicative of Allegion plc’s future capitalization or financial condition. This table should be read in conjunction with the information set forth under “Use of Proceeds” and “Description of Other Indebtedness” in the Preliminary Prospectus and the consolidated financial statements and the notes thereto incorporated by reference in the Preliminary Prospectus. The information in the Preliminary Prospectus is deemed to have changed to the extent affected by the size of the offering of the Notes and the final interest rate of the Notes.

	As of June 30, 2017
(in millions)	Actual	As adjusted
Cash and cash equivalents	$ 245.5	$ 289.5

Indebtedness:
Revolving credit facility(1)	—	—
Term Loan A(1)	856.3	—
New Revolving Credit Facility(1)	—	—
New Term Loan Facility(1)	—	700.0
5.75% Senior Notes due 2021(2)	300.0	—
5.875% Senior Notes due 2023(2)	300.0	—
Senior notes offered hereby	—	800.0
Other debt, including capital leases	1.0	1.0

Total indebtedness	$ 1,457.3	$ 1,501.0

Equity:
Ordinary shares, $0.01 par value	0.9	0.9
Retained earnings(3)	468.9	421.9
Accumulated other comprehensive loss	(204.5)	(204.5)
Noncontrolling interest	4.1	4.1

Total equity	$269.4	$222.4

Total capitalization	$1,726.7	$1,723.4

(1)	On September 12, 2017, we repaid our senior secured credit facilities and entered into the New Senior Unsecured Credit Facilities consisting of (i) a $700.0 million New Term Loan Facility and (ii) a $500.0 million New Revolving Credit Facility. The as adjusted amount gives effect to the assumed use of proceeds of this offering to repay approximately $165.0 million of borrowings under the New Revolving Credit Facility. See “Description of Other Indebtedness” for additional detail.
(2)	The as adjusted amount gives effect to the assumed use of proceeds of this offering to redeem in full the 2021 notes and the 2023 notes, including the payment of redemption premiums and fees and expenses related thereto.
(3)	The as adjusted amount gives effect to the estimated charges related to the redemption of the 2021 notes and the 2023 notes, which includes the write off of deferred financing costs, the payment of redemption premiums and fees and expenses, and the repayment of our senior secured credit facilities, which includes the write-off of deferred financing costs and other expenses.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2) We expect that delivery of the notes will be made against payment therefor on or about October 2, 2017, which is the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Allegion US Holding Company Inc. (the “Issuer”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Allegion plc has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-645-3751.

This pricing term sheet is dated September 18, 2017. The information in this pricing term sheet supplements the preliminary prospectus of the Issuer, dated September 18, 2017 (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information contained therein. This pricing term sheet is otherwise qualified in its entirety by reference to the Preliminary Prospectus. Financial information presented in the Preliminary Prospectus or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus, including the documents incorporated by reference therein, before making a decision in connection with an investment in the Notes.

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